Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

December 20, 2010

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Silicon South, Inc.

Form 18K

Filed November 9, 2010

File No. 000-51906

Dear Mr. Reynolds:

Please be advised that our law firm serves as legal counsel to Silicon South, Inc., a Nevada corporation (the “Company”).

This letter is in regards to your comment letter dated December 7, 2010 (the “Comment Letter”).   The Company is in the process of addressing the comments set forth in the Comment Letter, including the preparation of the requested financial statements.  However, due to the extensive nature of the comments and the time of year, the Company will not be able to meet the specified extension response deadline of December 21, 2010.  We anticipate that we will be able to respond to all of the comments on or before January 17, 2011. Accordingly, we respectfully request an additional extension until January 17, 2011 in which to submit our responses.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s Gary S. Joiner, Esq.